November 28, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

450 5th St. N.W.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

GWG Life Settlements, LLC (the “Guarantor”)

Amendment No. 8 to Registration Statement on Form S-1

File Nos. 333-174887, 333-174887-01

Dear Mr. Riedler:

The Company and the Guarantor have filed Amendment No. 8 to the Registration Statement on Form S-1, SEC File Nos. 333-174887, 333-174887-01 (the “Registration Statement “), with the following revisions:

1.	Financial statements have been updated for the quarter ended September 30, 2011, and related disclosures throughout the prospectus have been revised accordingly.

2.

The broker-dealer compensation arrangements described primarily in the “Plan of Distribution” section of the prospectus have been modified to respond to comments received by Arque Capital, Ltd. from FINRA.

To facilitate your review, we have enclosed with this letter three copies of Amendment No. 8 to the Registration Statement that are marked to indicate changes from the Registration Statement filed on November 1, 2011.

*  *  *  *

On behalf of the Company, the Company acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Riedler, Assistant Director

November 28, 2011

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642 8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures

cc:	Jon Sabes
Jon Gangelhoff